THE FOLLOWING PROXY CARD RELATES TO THE THIRTY THIRD ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Annual General Meeting of Shareholders

Issues presented for consideration at the Thirty Third Annual General Meeting of Shareholders on June 14, 2014

	Voting Results		
Ordinary Business 1. To receive, consider and adopt the financial statements of the company for the year ended March 31, 2014, including the audited Balance Sheet as at March 31, 2014, the statement of Profit and Loss for the year ended on that date and the reports of the Board of Directors (the Board) and auditors thereon.	Affirmative	Negative	Abstain
2. To declare a final dividend of 43 Rs per equity share and to confirm the interim dividend of 20 Rs per equity share, already paid for the year ended March 31, 2014.	Affirmative	Negative	Abstain
3. To appoint a director in place of B.G. Srinivas, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
4. To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
5. To re-appoint auditors of the Company to hold office from the conclusion of this AGM until the conclusion of the fourth consecutive AGM and to fix their remuneration.	Affirmative	Negative	Abstain

Special Business			
6. To appoint U.B. Pravin Rao as a Director, liable to retire by rotation and also as a Whole-time Director.	Affirmative	Negative	Abstain
7. To appoint Kiran Mazumdar-Shaw as an Independent Director.	Affirmative	Negative	Abstain
8. To appoint Carol M. Browner as an Independent Director.	Affirmative	Negative	Abstain
9. To appoint Ravi Venkatesan as an Independent Director.	Affirmative	Negative	Abstain
10. Contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the Products, Platforms and Solutions (PPS) business and undertaking of the Company to Edgeverve Systems Limited.	Affirmative	Negative	Abstain
11. Retirement of a Director.	Affirmative	Negative	Abstain

Signature_______________________________________